Mail Room 4561

      May 16, 2005

Mr. Bruce N. Hawthorne
Electronic Data Systems Corporation
5400 Legacy Drive, Mail Stop H3-3A-05
Plano, Texas 75024-3105

Re:	Electronic Data Systems Corporation
	Post-Effective Amendment No. 4 to Form S-3
	Filed April 19, 2005
	File No. 333-108030

Dear Mr. Hawthorne:

	This is to advise you that we have limited our review of this post-effective amendment to the matters addressed in the comments below. No further review of the filing has been or will be made.
All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.


POST-EFFECTIVE AMENDMENT NO. 4 TO FORM S-3

Where You Can Find More Information, page i

1. Please update this section to incorporate by reference the current report on Form 8-K filed January 18, 2005 and the amended current report on Form 8-K filed the same day. Additionally, ensure that your next post-effective amendment is revised to reflect the incorporation by reference of the Form 8-K you filed on April 26, 2005, the Form 10-Q you filed on May 6, 2005 and any additional filings that are required to be incorporated by reference and are made prior to the filing of your next post-effective amendment.

Selling Shareholder, page 34

2. Please revise to name all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by all legal entities that are not public companies. Alexandra Global Master Fund, Ltd., CDC Financial Products, CNH CA Master Account LP and GLG Market Neutral Fund are a few examples of the legal entities for which you do not provide this disclosure. If any of these entities are controlled by public companies, such information should be disclosed. See Interpretation
I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

3. While we note your footnote 12 to the selling securityholders table, which names certain selling securityholders, such as Citigroup
Global Markets and Credit Suisse First Boston, as registered broker-dealers and underwriters, it appears that a number of additional selling securityholders are registered broker-dealers, as well. Any selling securityholders that are registered broker-dealers should be named as underwriters, unless they received the convertible notes or common shares underlying the notes as compensation for investment banking services. Revise accordingly or advise. Additionally, if any selling securityholders other than those currently covered by footnote 10 are affiliates of registered broker-dealers, revise to indicate whether they acquired the securities for investment purposes in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

4. Please revise to state whether the natural persons named in footnotes 16 and 39 have voting and dispositive control over the securities beneficially owned.

*	*	*	*	*

	As appropriate, please amend your filing in response to these comments. Please ensure that your amendment is marked in accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration.
Please
provide this request at least two business days in advance of the requested effective date.

	Direct any questions to Rebekah Toton at (202) 551-3857 or Sara
Kalin at (202) 551-3454. If you need further assistance, you may contact me at (202) 551-3730.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc:	Via Facsimile (972) 605-5613
	David B. Hollander, Esq.
	Electronic Data Systems Corporation

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EDS Corp.
May 16, 2005
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